Mail Stop 0407
      							April 12, 2005

Via U.S. Mail and Fax (858-685-2110)
Mr. David L. Morash
President, Chief Operating Officer and Acting Chief Financial
Officer
Axesstel, Inc.
6815 Flanders Drive, Suite 210
San Diego, CA 92121

	RE:	Axesstel, Inc.
      Form 10-KSB for the fiscal year ended December 31, 2004
		Filed February 4, 2005

      File No. 1-32160

Dear Mr. Morash:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only the issues addressed below and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange
Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-KSB for the fiscal year ended December 31, 2004

Management`s discussion and analysis
Critical Accounting Policies
	Revenue recognition, page 29
1. Tell us what you mean by not having a specific sales return policy, and if there are any conditions when your product can be returned, and if so, disclose those conditions.

Results of operations
Fiscal year ended December 31, 2003 compared to fiscal year ended
December 31, 2004
	Revenues, page 32
2. Disclose in detail the reasons for the significant increase in revenues in 2004.

Contractual commitments table, page 39
3. Tell us if interest on your debt is included in your contractual commitments table. If not, please revise to disclose in the future.


*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

      You may contact Bob Carroll, Staff Accountant, at (202) 824-5507 or Ivette Leon, Assistant Chief Accountant, at (202) 942-1982 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 942-1990 with any other questions.

							Sincerely,

							/s/ Larry Spirgel

							Larry Spirgel
							Assistant Director



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Mr. David L. Morash
Axesstel, Inc.
April 12, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE